Exhibit (d)(9)(v)

EQ ADVISORS TRUST

AMENDMENT NO. 1

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Second Amended and Restated Investment Advisory Agreement dated as of July 1, 2008 between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and JPMorgan Investment Management, Inc., a Delaware corporation (“Adviser”).

WHEREAS, AXA Equitable and the Adviser have entered into a Second Amended and Restated Investment Advisory Agreement, dated as of August 1, 2006 (“Agreement”) relating to the EQ/JPMorgan Core Bond Portfolio and EQ/JPMorgan Value Opportunities Portfolio (each, a “Portfolio,” and collectively, the “Portfolios”) of EQ Advisors Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to each Portfolio.

NOW, THEREFORE, AXA Equitable and Adviser agree to modify the Agreement as follows:

1. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolios.

2. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to each Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		JPMORGAN INVESTMENT MANAGEMENT, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Danielle K. Azua
	Steven M. Joenk		Name: Danielle K. Azua
	Senior Vice President		Title: Vice President

APPENDIX A

AMENDMENT NO. 1 TO

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

JPMORGAN INVESTMENT MANGEMENT, INC.

Portfolio	Annual Advisory Fee Rate*
EQ/JPMorgan Core Bond Portfolio	0.25% of the Portfolio’s average daily net assets up to and including $150 million; 0.20% of the Portfolio’s average daily net assets in excess of $150 million and up to and including $400 million; 0.15% of the Portfolio’s average daily net assets in excess of $400 million and up to and including $2 billion; and 0.10% of the Portfolio’s average daily net assets in excess of $2 billion.

EQ/JPMorgan Value Opportunities Portfolio	0.40% of the Portfolio’s average daily net assets up to and including $50 million; 0.35% of the Portfolio’s average daily net assets in excess of $50 million and up to and including $150 million; 0.30% of the Portfolio’s average daily net assets in excess of $150 million and up to and including $650 million; and 0.25% of the Portfolio’s average daily net assets in excess of $650 million.

*	The daily advisory fee for each Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual advisory fee rate calculated as set forth above and then dividing the result by the number of days in the year.